Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2025 RESULTS

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1Q25 Revenue Grows QoQ and YoY
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Net Earnings of NT$0.24 per Basic Common Share or US$0.15 per Basic ADS Compared to Net Earnings of NT$0.32 per Basic Common Share or US$0.19 per Basic ADS in 4Q24
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Strong Financial Position and Liquidity with NT$13,565.5 Million or US$408.7 Million Balance of Cash and Cash Equivalents
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Board of Directors Authorizes New NT$525 Million Share Repurchase Program

Hsinchu, Taiwan – May 13, 2025 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the first quarter ended March 31, 2025. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$33.19 against US$1.00 as of March 31, 2025.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the first quarter of 2025 was NT$5,532.3 million or US$166.7 million, an increase of 2.5% from NT$5,399.6 million or US$162.7 million in the fourth quarter of 2024 and an increase of 2.1% from NT$5,418.7 million or US$163.3 million for the same period in 2024.

Net non-operating income in the first quarter of 2025 was NT$82.1 million or US$2.5 million, compared to NT$154.6 million or US$4.7 million in the fourth quarter of 2024, and NT$156.3 million or US$4.7 million in the first quarter of 2024. The decrease of net non-operating income compared to the fourth quarter of 2024 is mainly due to a NT$75 million or US$2.3 million reduction in foreign exchange gains. The difference between the first quarter of 2024 is mainly due to a NT$91 million or US$2.7 million decrease in foreign exchange gains which was partially offset by the increase of interest income of NT$26 million or US$0.8 million.

Net profit attributable to equity holders of the Company for the first quarter of 2025 was NT$176.3 million or US$5.3 million, and NT$0.24 or US$0.01 per basic common share, as compared to NT$232.2 million or US$7.0 million, and NT$0.32 or US$0.01 per basic common share in the fourth quarter of 2024. This compares to NT$437.8 million or US$13.2 million, and NT$0.60 or US$0.02 per basic common share in the first quarter of 2024. Net earnings for the first quarter of 2025 were US$0.15 per basic ADS, compared to US$0.19 per basic ADS for the fourth quarter of 2024 and US$0.36 per basic ADS in the first quarter of 2024.

Net free cash inflow for the first quarter of 2025 was NT$830.6 million or US$25.0 million with a strong balance of cash and cash equivalents was NT$13,565.5 million or US$408.7 million.

First Quarter 2025 Investor Conference Call / Webcast Details

Date: Tuesday, May 13, 2025

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-33961191

Password: 3114513 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding tariffs, government policies, global trade environments, pricing, plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.